Exhibit 23.2

Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Registration Statement No. 333-198695 on Form S-4) of Zillow Group, Inc. of our reports dated February 27, 2015, relating to the consolidated financial statements and financial statement schedule of Trulia, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Zillow Group’s acquisition of Trulia on February 17, 2015) and the effectiveness of Trulia, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Trulia, Inc. for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Jose, California

April 1, 2015